OMB APPROVAL OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response ... 2.50
SEC FILE NUMBER 000-30486
CUSIP NUMBER

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the period ended: June 30, 2010

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

 PART I-REGISTRANT INFORMATION

Full Name of Registrant: Former Name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Encompass Group Affiliates, Inc. 420 Lexington Avenue Suite 2739 New York, NY 10170

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N - SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable, without unreasonable effort and expense, to prepare its accounting records and schedules in sufficient time to allow its accountant to complete its review of the Registrant’s financial information for the fiscal year ended June 30, 2010.

PART IV-OTHER INFORMATION

     (1)   Name and telephone number of person to contact in regard to this notification:

John E. Donahue	646	227-1600
(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
☒|   Yes   ☐   No

If the answer is no, identify report(s).

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Please see exhibit A attached hereto.

Encompass Group Affiliates, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2010	By:	/s/ John E. Donahue
Chief Financial Officer

Exhibit A

ENCOMPASS GROUP AFFILIATES, INC.

ATTACHMENT TO FORM 12b-25

Part (IV)(3) Anticipated Changes in Results of Operations

Encompass Group Affiliates, Inc., (the “Company”) expects to report consolidated net sales of approximately $88,000,000 for the fiscal year ended June 30, 2010, as compared to approximately $110,000,000 in the prior fiscal year. The decrease in net sales is primarily attributable to the impact of current economic conditions, and, to a lesser extent, the loss of a major customer that filed for bankruptcy in fiscal 2009.  The Company expects to report a net loss of approximately $10,000,000 for the fiscal year ended June 30, 2010, as compared to net income of approximately $3,000,000 in the prior fiscal year. The change to a net loss from net income is principally attributable a decrease in gross profit that is a result of the decrease in net sales, as well as a lower gross margin due to changes in customer and product mix.